ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finar.
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02055130

SUPPL

SEC MAIL PROCESSING RECEIVED SEP 30 2002 WASH, D.C. 164 SECTION

Your reference File No. 82-5089

Our reference

Date September 27, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Legal Department

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services To Reduce Equity Exposure" dated September 27, 2002

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Irene Klauer

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

dlw 10/3

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services To Reduce Equity Exposure

Endurance Interest sold to Endurance Holding Company

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, September 27, 2002 – Zurich Financial Services has sold 100% of its direct equity investment of USD 100 million in Endurance Specialty Insurance Ltd., Bermuda, to Endurance Specialty Holdings Ltd., the holding company of Endurance Specialty Insurance. The proceeds of the transaction were USD 100 million. The Zurich investment was made as part of the initial capitalization of Endurance on December 14, 2001. An additional investment of USD 100 million was made by Capital Z Financial Services Fund II, L.P., in which Zurich is a limited partner with a minority share.

David Wasserman, Head of the Global Asset Business Division and Zurich's Chief Investment Officer, said, "The sale of our interest in Endurance is in line with our intention to reduce our exposure to equity investments. This frees up risk-based capital that will be redeployed in core operations promising sustainable and profitable growth."

Endurance Specialty Holdings is a global provider of property and casualty insurance and reinsurance. The company commenced operations at the end of 2001 and it raised more than USD 1.2 billion from initial investors.

The **Zurich Financial Services Group** is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41, http://www.zurich.com